UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008.

Commission File Number: 333-139791

MASONITE INTERNATIONAL INC.

(Name of registrant)

1820 Matheson Blvd., Unit B4

Mississauga, Ontario L4W 0B3 Canada

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F                                                                         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

☐ Yes                                                                                    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

As previously announced, on September 16, 2008, the Agent, on behalf of the lenders, under Masonite International Inc.’s credit facility provided notice under the company’s senior subordinated note indentures of the imposition of a payment blockage period with respect to the company’s $769.9 million senior subordinated notes due 2015.  Such notice was permitted by the terms of the indentures as a result of the company’s non-compliance with certain financial covenants under its credit facility.

As a result of such notice, the company is not permitted for a period of up to 179 days from September 16, 2008 to make interest or principal payments under the senior subordinated notes.  In accordance with this restriction, the company did not make a scheduled payment of interest on the senior subordinated notes when due on October 15, 2008 although it had sufficient cash on hand to make such payment.  Failure to make such interest payment within 30 days of October 15, 2008 would constitute an event of default under the note indentures, permitting holders of at least 30% in principal amount of outstanding notes to declare the full amount of the notes immediately due and payable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL INC.

Date: October 20, 2008
	By:	/s/ Anthony (Tony) DiLucente
	Name:	Anthony (Tony) DiLucente
	Title:	Executive Vice-President & Chief Financial Officer